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SECURITIE ... SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52331

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Provident International Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway, 23rd Floor
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Bishop, Managing Director (212) 742-4900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMAN, ROSSIN & CO.
(Name – *if individual, state last, first, middle name*)

2699 SOUTH BAYSHORE DRIVE	MIAMI	FLORIDA	33133
(Address)	(City)	(State)	(Zip Code)



SEC MAIL PROCESSING
RECEIVED
MAR 3 1 2003
WASH, D.C.
165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mark Bishop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Provident Securities, Inc. D/B/A Provident International Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included: accordingly it is requested that this report be given confidential treatment.

PROVIDENT SECURITIES, INC. D/B/A PROVIDENT INTERNATIONAL SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5
UNDER THE SECURITIES
EXCHANGE ACT OF 1934

DECEMBER 31, 2002







KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Provident Securities, Inc. d/b/a Provident International Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Provident Securities, Inc. d/b/a Provident International Securities, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Provident Securities, Inc. d/b/a Provident International Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Miami, Florida
March 11, 2003

PROVIDENT SECURITIES, INC. D/B/A PROVIDENT INTERNATIONAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH	$	8,861
CLEARING DEPOSIT (NOTE 4)		50,000
DUE FROM BROKER (NOTE 4)		6,237
DUE FROM RELATED PARTIES (NOTE 6)		72,875
OTHER RECEIVABLES (NOTE 7)		187,680
PROPERTY AND EQUIPMENT, NET		1,236
OTHER ASSETS		12,625
	$	339,514

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	12,550
LEASE COMMITMENTS AND CONTINGENCY (NOTES 8 AND 9)		
STOCKHOLDER'S EQUITY		326,964
	$	339,514

See accompanying notes.

PROVIDENT SECURITIES, INC. D/B/A PROVIDENT INTERNATIONAL SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUES		
Commissions	$	572,170
Investment banking income		13,085
Interest		101
Total revenues		585,356
EXPENSES		
Commissions		289,218
Communications		24,903
Computer supplies		5,597
Depreciation		618
Employees leasing and related costs		85,291
Equipment lease (Note 8)		10,452
Licenses and registrations		7,967
Loss on disposal of property and equipment		8,896
Other general and administrative		36,898
Payroll taxes		24,582
Professional fees		75,013
Rent and utilities (Note 8)		23,941
Salaries		165,993
Travel		26,813
Total expenses		786,182
NET LOSS	$(	200,826)

See accompanying notes.

PROVIDENT SECURITIES, INC. D/B/A PROVIDENT INTERNATIONAL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock $0.01 par value: 100 shares authorized, issued and outstanding	Additional Paid-in Capital	Accumulated Deficit	Total
Balances - December 31, 2001	$ 1	$ 902,828	$(586,907)	$ 315,922
Capital contributions	-	211,868	-	211,868
Net loss	-	-	(200,826)	(200,826)
Balances - December 31, 2002	**$ 1**	**$ 1,114,696**	**$(787,733)**	**$ 326,964**

See accompanying notes.

PROVIDENT SECURITIES, INC. D/B/A PROVIDENT INTERNATIONAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$(	200,826)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		618
Loss on disposal of property and equipment		8,896
Changes in operating assets and liabilities:		
Due from broker		9,539
Clearing deposit		200,000
Other assets	(	12,625)
Accounts payable and accrued liabilities	(	29,905)
Total adjustments		176,523
Net cash used in operating activities	(	24,303)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(	12,500)
Proceeds from sale of property and equipment		1,750
Net advances to employees	(	82,476)
Net advances to related parties	(	105,200)
Net cash used in investing activities	(	198,426)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		211,868
NET DECREASE IN CASH	(	10,861)
CASH - BEGINNING		19,722
CASH - ENDING	$	8,861
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$	216
Income taxes paid	$	774

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Provident Securities, Inc. d/b/a Provident International Securities, Inc. (the Company), incorporated on December 11, 1998, in the State of Delaware, is a broker-dealer acting in an agency capacity, buying and selling securities for its customers and charging a commission. The Company is a wholly owned subsidiary of Provident Group Limited (the Parent). Additionally, in August 2002, the Company closed its Miami, Florida trading operations (Note 7). Since that time, there has been minimal commission income earned by the Company.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions, along with related commission income and clearing costs are reported on a trade date basis.

Income Taxes

Income taxes are accounted for under Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced to estimated amounts to be realized by use of a valuation allowance (Note 5).

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. ECONOMIC DEPENDENCY

The Company's working capital has been obtained from funds provided by its Parent. In the absence of generating positive cash flow from operations, the Company is dependent upon the continued availability of funding from its Parent or, in its absence, alternative sources of funding would be required to support operations.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2002, the Company's "Net Capital" was $47,548, which exceeded requirements by $42,548. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.26 to 1 at December 31, 2002.

NOTE 4. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm, whose principal office is in Jersey City, New Jersey. At December 31, 2002 the clearing deposit and the amount due from broker, as reflected in the accompanying statement of financial condition, are held by and due from this broker.

Deposits with Financial Institutions

The Company may, from time to time, maintain cash balances at financial institutions in excess of federally insured limits.

NOTE 5. INCOME TAXES

The provision for income taxes consisted of the following:

Current	$ -
Deferred	(72,000)
Change in valuation allowance	72,000
	$ -

NOTE 5. INCOME TAXES (Continued)

The effective tax rate differed from the federal statutory rate principally due to the use of a net operating loss carryforward and permanent differences.

The Company has a net operating loss carryforward of approximately $790,000 for income tax purposes, which expires through 2022. As a result of this net operating loss, the Company has recorded a deferred tax asset of approximately $277,000, which is offset by a valuation allowance of the same amount. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable could change in the near term if estimates of future taxable income are increased.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that tax benefits will be realized. Management's valuation procedures consider projected utilization of deferred tax assets prospectively over the next several years, and continually evaluate new circumstances surrounding the future realization of such assets.

NOTE 6. DUE FROM RELATED PARTIES

The Company receives working capital advances from entities related by common ownership to fund operations, as well as advances funds to these related parties to support their operations. Net balances from these related parties amounted to $72,875 at December 31, 2002. These balances do not accrue interest and have no defined repayment terms.

NOTE 7. OTHER RECEIVABLES

The Company advanced commissions to certain employees who managed the sales and trading operations in Miami. In August 2002, management closed the Miami office and expensed a portion of the advances as commissions. The balance of the advances are unsecured and are to be repaid according to a payment plan, with the initial payments beginning in 2003.

NOTE 8. LEASE COMMITMENTS

The Company leases office equipment under various non-cancelable operating leases. The approximate future minimum lease payments under these leases with initial or remaining terms of one year or more at December 31, 2002 are as follows:

2003	$	2,700
2004		1,000
	$	3,700

Equipment lease expense for the year ended December 31, 2002 amounted to $10,452.

Additionally, the Company paid $23,941 of the Parent's lease commitment on its facilities in New York City and Miami, Florida.

NOTE 9. CONTINGENCY

The Company has been threatened in a claim by a former client, alleging securities fraud perpetrated by a former employee of the Company. Management believes that this claim is without merit and plans on vigorously contesting it. The outcome of this matter and potential liability, if any, cannot be determined at this time.

SUPPLEMENTARY INFORMATION

PROVIDENT SECURITIES, INC. D/B/A PROVIDENT INTERNATIONAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART IIA FILING
DECEMBER 31, 2002

CREDITS		
Stockholder's equity	$	326,964
DEBITS		
Due from related parties		72,875
Other receivables		187,680
Property and equipment		1,236
Other assets		12,625
Other debits		5,000
Total debits		279,416
NET CAPITAL		47,548
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $12,550		5,000
EXCESS NET CAPITAL	$	42,548
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.26 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	12,550
RECONCILATION WITH COMPANY'S COMPUTATION IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2002		
Net capital as reported in Company's Part IIA (unaudited) Focus report	$	15,344
Net audit adjustments (primarily arising from accounts payable adjustments)		658
Decrease in non-allowable assets (primarily arising from offsetting intercompany payables and receivables)		31,546
Net capital per above	$	47,548

See independent auditors' report.

PROVIDENT SECURITIES, INC. D/B/A PROVIDENT INTERNATIONAL SECURITIES, INC.

STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2002

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements.

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
Provident Securities, Inc. d/b/a Provident International Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplementary information of Provident Securities, Inc. d/b/a Provident International Securities, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Miami, Florida
March 11, 2003


KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

200 e. broward blvd., ste. 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd., ste. 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:
www.kaufmanrossin.com